UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___.
Commission file number: 333-65940
     A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM
     B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
Financial Statements and Exhibits
(a)	Financial Statements:
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008
Notes to Financial Statements
Supplemental Schedule:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
(b)	Exhibits
23.1 Consent of Crowe Horwath LLP

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Zimmer Puerto Rico Savings and Investment Program
Warsaw, Indiana
We have audited the accompanying statements of net assets available for benefits of the Zimmer Puerto Rico Savings and Investment Program (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements as a whole.
/s/ Crowe Horwath LLP
South Bend, Indiana
June 17, 2009

Zimmer Puerto Rico Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2008 and 2007

	2008	2007

Investments at fair value (Notes 1, 2, 3 and 4)
Program interest in Zimmer Master Trust (Note 4)	$1,873,379	$3,478,843
Mutual funds	1,350,223	2,269,108
Common/collective funds	2,752,940	1,328,783
Mutual funds — money market	103,235	202,003

Total investments	6,079,777	7,278,737

Contributions receivable
Employee	30,628	33,710
Employer	143,257	93,710

Total contributions receivable	173,885	127,420

Total assets	6,253,662	7,406,157

Net assets reflecting all investments at fair value	6,253,662	7,406,157

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	111,715	10,074

Net assets available for benefits	$6,365,377	$7,416,231

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2008

Additions to net assets attributed to:
Investment income
Interest and dividends	$142,771

Total investment income	142,771

Contributions
Employee	904,108
Employer	567,566

Total contributions	1,471,674

Total additions	1,614,445

Deductions from net assets attributed to:
Investment losses
Net depreciation in fair value of mutual funds	859,323
Program interest in Zimmer Master Trust investment loss (Note 4)	814,842
Benefits paid directly to participants	969,618
Other	21,516

Total deductions	2,665,299

Net decrease	(1,050,854)

Net assets available for benefits
Beginning of year	7,416,231

End of year	$6,365,377

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

1. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Zimmer Puerto Rico Savings and Investment Program (the “Program”) are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Adoption of New Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption of this statement was not material to the Program’s net assets available for benefits and changes in net assets available for benefits.
Valuation of Investments and Income Recognition
SFAS 157 defines fair value as the price that would be received by the Program for an asset or paid by the Program to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Program’s principal or most advantageous market for the asset or liability. SFAS 157 establishes a fair value hierarchy which requires the Program to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Program has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Program’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Certain assets of the Program are held by Fidelity Management Trust Company in a master trust and are commingled with assets of another benefit plan sponsored by Zimmer Holdings, Inc. (the “Company” or “Employer”). The Program’s investment in Zimmer Holdings, Inc. Savings and Investment Program Master Trust (the “Master Trust”) is stated at estimated fair value. The fair value of the Program’s interest in the Master Trust is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The Program’s assets in the Master Trust are participant loans and the Zimmer Stock Fund, which consists of shares of the Company’s common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price. See Note 4 for additional information regarding the fair value measurements used by the Master Trust. Banco Popular de Puerto Rico serves as trustee for the Program’s investments in mutual funds and common/collective funds.
Quoted market prices are used to value mutual funds. Common/collective funds are valued at the fund’s net asset value reflecting all investments at fair value, including direct and indirect interests in

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

fully benefit-responsive contracts, as reported by the fund manager, on the last day of the Program year. The fund’s net asset value is determined by the bank or entity sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Net assets available for benefits reflects the Program’s interest in the contract value of the stable value fund (common collective fund) because the Program’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Program.
Program participant loans are valued at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The Program also presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of mutual funds which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis, other than the Program’s interest in the Master Trust, are summarized below:

	Fair Value Measurements
	at December 31, 2008 Using:
	Quoted Prices in
	Active Markets	Significant	Significant
	for Indentical	Other Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$1,350,223	$—	$—
Common/collective funds	—	2,752,940	—
Mutual funds — money market	103,235	—	—

Total	$1,453,458	$2,752,940	$—

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

Effect of Newly Issued But Not Yet Effective Accounting Standards
In April 2009, the FASB issued Staff Position (FSP) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Program management does not expect the adoption to have a material effect on the Program’s net assets available for benefits or changes therein.
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Program provides for various investment options in any combination of the Zimmer Stock Fund, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Tax Status and Reporting
The Program obtained a determination letter on July 25, 2002, in which the Internal Revenue Service (“IRS”) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Program has been restated and was filed with the IRS in January 2008 to obtain a favorable determination letter for all previous amendments. The Program administrator believes the Program is currently designed and is being operated in compliance, with the applicable requirements of the IRC. The Company anticipates filing the Program with Puerto Rico Department of Revenue in 2009 for an initial determination letter.
2. Description of Program
The following description of the Program provides only general information. Participants should refer to the Summary Plan Description or Program document, available from the Program administrator, for a

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

more complete description of the Program’s provisions. In the event of a conflict, the Program document, as amended from time to time, shall control.
The Program was established August 6, 2001, in conjunction with the date the Company was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “BMS Program”) were transferred from the BMS Program to the Program. Employees who are regularly scheduled to work at least 1,000 hours per year may immediately commence compensation deferral under the Program and become eligible for the Employer match after six months of service. Employees of the Company who are not anticipated to work 1,000 hours per year may participate in the Program upon completing 1,000 hours of service in a twelve-month period. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 16 percent of the participant’s annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2 percent to 6 percent of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6 percent basic contribution, a supplementary contribution from 1 percent to, generally, 10 percent, may then be authorized by the participant. All contributions are subject to certain limitations.
For participants hired on or after September 2, 2002, the Company shall contribute a matching contribution equal to 100 percent of the first 6 percent of the participant’s contributions made to the Program, after six months of service. Additionally, participants hired on or after September 2, 2002, after completing six months of service, receive a fixed Company contribution of 2 percent of the employee’s base pay regardless of whether or not the employee has elected to make participant contributions to the Program. However, the participant must be employed on the last day of the applicable plan year (December 31) in order to receive this fixed Company contribution.
For participants hired before September 2, 2002 by the Company, the Company shall contribute a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions made to the Program. Participants hired before September 2, 2002 also participate in a defined benefit plan.
All Company matching and fixed contributions are allocated to the participants’ accounts based upon their current investment elections.
Certain assets of the Program are held in the Master Trust. The Program allows for various fund options from which participants select to allocate their contributions and earnings thereon, some of which are within the Master Trust and some of which are not. As of December 31, 2008, the Program offered a money market fund, a common/collective fund, 21 mutual funds (19 at December 31, 2007) and a Zimmer Stock Fund as options for participants. All investments are participant directed.
Effective September 2, 2008, no new additional contributions or transfers in were allowed into the Zimmer Stock Fund. For any assets that were in the Zimmer Stock Fund on September 2, 2008, participants may elect to transfer the assets out of the fund or have them remain in the fund until it is discontinued on December 2, 2009, at which time any remaining participant balances will automatically be transferred to other funds in the Master Trust.
Each participant’s account is credited with the participant’s contribution, the Employer’s matching and fixed contributions, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the various funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

All voluntary participant contributions and earnings thereon are always 100 percent vested. Participants vest in the Employer contributions and earnings thereon 20 percent after one year with an additional 20 percent each year thereafter until fully vested after five years of service. Any portion of a participant’s account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. At December 31, 2008 and 2007, there were $8,187 and $7,395 of non-vested forfeitures available to reduce future Employer contributions, respectively. Non-vested benefits at December 31, 2008, plus additional forfeitures in January and February of 2009 were utilized in February 2009 to reduce the Employer contribution receivable as of December 31, 2008 by $10,000. The Employer contribution receivable amount as of December 31, 2008 recorded in the statement of net assets available for benefits reflects this reduction.
Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. Effective April 1, 2005, all distributions are made in lump-sum amounts. Prior to April 1, 2005, at the Participant’s discretion, distributions could be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 1/2, demonstrates financial hardship or certain in-service withdrawals. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2008 and 2007.
Program expenses are paid by the Program, to the extent not paid by the Company.
Participants may borrow from the Program approved amounts up to the lesser of 50 percent of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then-existing prime rate offered by banks plus one percent. The loans are collateralized by the participant’s vested account balance and shall be repaid over a period as elected by the participant, not to exceed five years unless used in the purchase of a home. As of April 1, 2009, participants are responsible for paying the fees charged by the trustee of the Program to initiate or maintain a loan.
Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.
3. Investments
The following investments represent 5 percent or more of the Program’s net assets at December 31, 2008 and 2007:

	2008	2007

Program interest in Zimmer Master Trust	$1,873,379	$3,478,843
Fidelity Managed Income Portfolio II	2,752,940	1,328,731
Spartan U.S. Equity Index Fund	326,789	534,271
4. Interest in Zimmer Master Trust
Certain of the Program’s investments are in the Master Trust which was established for the investment of assets of the Program and assets of another Zimmer sponsored retirement plan. The plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific underlying investments of the Master Trust. Accordingly, each plan’s investment percentage in the Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

investment percentage on the day the income is earned. At December 31, 2008 and 2007, the Program’s interest in the net assets of the Master Trust was approximately 0.8 percent and 1.2 percent, respectively. The Program’s approximate share of the Master Trust’s investment activities for the year ended December 31, 2008 was 1.4 percent. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

The following presents the fair value of investments and the Program’s percentage interest in each investment for the Master Trust at December 31, 2008 and 2007 and the related investment income and percentage interest of the Program for the year ended December 31, 2008:

	2008		2007
Investments at fair value based on quoted market prices:
Zimmer Stock Fund	$22,893,638	6.2%	$49,912,026	6.2%
Mutual funds	136,515,395	0.0	190,969,897	0.0
Mutual funds — money market	16,515,808	0.0	13,792,940	0.0
Investments at estimated fair value:
Common/collective trust fund	39,809,661	0.0	33,565,614	0.0
Participant loans	6,881,852	6.6	6,204,270	6.2

Total investments at fair value	222,616,354		294,444,747

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,615,491		254,482

Total investments, reflecting fully benefit-responsive contracts at contract value	$224,231,845		$294,699,229

Investment income (loss)
Interest and dividends	$8,627,444	0.0%

Loan interest	$504,984	6.0%

Net depreciation in fair value of investments
Common stock	$(13,584,690)
Mutual funds	(73,566,415)

	$(87,151,105)	1.0%

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

Investments held by the Master Trust measured at fair value on a recurring basis, other than participant loans, are summarized below:

	Fair Value Measurements
	at December 31, 2008 Using:
	Quoted Prices in
	Active Markets	Significant	Significant
	for Indentical	Other Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Zimmer Stock Fund	$22,893,638	$—	$—
Mutual Funds	136,515,395	—	—
Common/Collective Trust Fund	—	39,809,661	—
Mutual Funds — Money Market	16,515,808	—	—

	$175,924,841	$39,809,661	$—

5. Parties-in-Interest
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Program, any party rendering services to the Program, the Employer and certain others. At December 31, 2008 and 2007, certain investments of the Program were held in investment funds which were managed by the custodian of the stock funds. Fidelity is the Program custodian and, therefore, these transactions and the Program’s payment of custodial fees to Fidelity qualify as party-in-interest transactions. Participant loan transactions and investments are also party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.
Participants in the Program may invest their contributions in the Zimmer Stock Fund, which primarily holds shares of Zimmer common stock. At December 31, 2008 and 2007, the Master Trust held 550,900 and 733,210 shares, respectively, of Zimmer common stock with a historical cost of $35,129,148 and $46,323,407, respectively, and a market value of $22,267,378 and $48,501,842, respectively. These transactions are exempt from the ERISA prohibited transaction rules.
The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2008 and 2007

6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$6,365,377	$7,416,231
Excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	(111,715)	(10,074)

Net assets available for benefits per the Form 5500	$6,253,662	$7,406,157

The following is a reconciliation of the net decrease prior to transfers for the year ended December 31, 2008 per the financial statements to net loss per the 2007 Form 5500:

2008

Net decrease prior to transfers per the financial statements	$(1,050,854)

Change in excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	(101,641)

Plan transfers reported in other	20,585

Net loss per the Form 5500	$(1,131,910)

Zimmer Puerto Rico Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2008

Name of plan sponsor: Zimmer Holdings, Inc.
Employer identification number: 13-4151777
Three-digit plan number: 002

		(C)
		Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value

	Mutual Funds
	Baron Capital, Inc	Baron Growth Fund (744 units)	**	$23,850
	Pacific Investment Management Company	PIMCO Total Return Institutional Fund (7,302 units)	**	74,038
	Arnhold and S. Bleichroeder Advisers, LLC	First Eagle Overseas Fund (3,156 units)	**	53,111
	Eaton Vance Managed Investments	Eaton Vance Large Cap Value I Fund (2,255 units)	**	32,885
	Forward Management, LLC	Forward International Small Companies Institutional
		Fund (1 unit)	**	9
	American Beacon Advisors Investments	American Beacon Small Cap Value Fund (891 units)	**	10,485
	Vanguard Group	Vanguard Mid Cap Index Fund (1,404 units)	**	16,571
*	Fidelity Investments	Fidelity Growth Company Fund (4,999 units)	**	244,731
*	Fidelity Investments	Fidelity Low Price Stock Fund (1,668 units)	**	38,568
*	Fidelity Investments	Fidelity Diversified International Fund (3,083 units)	**	66,316
*	Fidelity Investments	Spartan U.S. Equity Index Fund (10,244 units)	**	326,789
*	Fidelity Investments	Fidelity Freedom 2005 Fund (8,261 units)	**	69,310
*	Fidelity Investments	Fidelity Freedom 2010 Fund (424 units)	**	4,394
*	Fidelity Investments	Fidelity Freedom 2015 Fund (4,087 units)	**	34,988
*	Fidelity Investments	Fidelity Freedom 2020 Fund (5,140 units)	**	51,656
*	Fidelity Investments	Fidelity Freedom 2025 Fund (7,190 units)	**	59,171
*	Fidelity Investments	Fidelity Freedom 2030 Fund (9,380 units)	**	91,552
*	Fidelity Investments	Fidelity Freedom 2035 Fund (9,702 units)	**	77,908
*	Fidelity Investments	Fidelity Freedom 2040 Fund (8,962 units)	**	50,096
*	Fidelity Investments	Fidelity Freedom 2045 Fund (2,641 units)	**	17,378
*	Fidelity Investments	Fidelity Freedom 2050 Fund (993 units)	**	6,417

				$1,350,223

Zimmer Puerto Rico Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2008 (continued)

		(C)
		Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value

	Common/Collective Fund
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II (2,864,655 units)	**	$2,752,940

	Mutual Funds — Money Market
*	Fidelity Investments	Fidelity Retirement Money Market (103,235 units)	**	$103,235

*	Participant loans (146 loans)	$451,814 principal amount, interest rates ranging from 5.0% to 9.25, due through April 22, 2016	**	$451,814

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM
	By:	/s/ Renee P. Rogers
Date: June 17, 2009		Name:	Renee P. Rogers
		Title:	Vice President, Global Human Resources